[LETTERHEAD OF BURNS & LEVINSON LLP]

Susan K. Shapiro

617.345.3310

sshapiro@burnslev.com

April 13, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.

Amendment No. 2 to Registration Statement on Form 10

Filed March 16, 2007

File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), pursuant to our discussion on April 13, 2007 with Ms. Jill Davis and Ms. Jennifer Goeken of the Staff of the Securities and Exchange Commission, we have reconsidered our response to Comment (5), Mineral Properties, page F-13 as set forth in our letter dated April 2, 2007 in response to the letter dated March 28, 2007 from H. Roger Schwall, with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10, File No. 001-33119, filed on March 16, 2007. We respectfully submit the following amended response with respect to the Comment, which is reprinted below in its entirety. Subject to the Staff’s concurrence, the Company would propose treating this Comment as a “future” comment to be reflected in future filings. The Company has included with its response a draft of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Comment (5)

We note your expanded disclosure which states that “During the years ended December 31, 2006 and 2005, the Company recorded $342,308 and $144,285 in recoveries from SSRI, of which $96,420 is included in accounts receivable (see also Note 18). The total recoveries to date from SSRI are $1,864,569 which are offset against exploration expenditures recorded within the consolidated statement of loss.” Please expand your disclosure to explain the nature of these recoveries and tell us how you account for these recoveries and the applicable accounting literature that supports your presentation. In this regard, please specifically address your consideration of the guidance in EITF 01-14.

U.S. Securities and Exchange Commission

April 13, 2007

Response (5)

EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred”, addresses “entities that provide services as part of their central ongoing operations”, which “generally incur incidental expenses that in practice are commonly referred to as ‘out-of-pocket’ expenses.” The EITF considers whether reimbursements received for out-of-pocket expenses should be characterized in the income statement as revenue or as a reduction of expenses incurred. Based on the Company’s analysis of guidance set forth in EITF 01-14 as set forth below, it is the Company’s conclusion that the recoveries received from SSRI should be treated as a reduction of expenses incurred.

The Company respectfully submits that the costs being recovered under the Maverick Springs Agreement (as such term is defined below) are direct exploration costs allocated to the joint owner of the Maverick Springs project on a pro-rata basis under the terms of the agreement. The Company is not providing any services to SSRI; rather they are re-charging joint expenses incurred on a jointly owned property under the terms of the property operating agreement (namely, the Maverick Springs Agreement).

As set forth in paragraph 6 of EITF 01-14, “the following … indicators support characterization of reimbursements received for out-of-pocket expenses incurred as a reduction of expenses incurred:

•

Pricing – the service provider (seller) typically has no latitude in establishing the reimbursement price for the out-of-pocket expenses. Contractually, the service provider (seller) typically must invoice its customers for those expenses in an amount equal to the amount of the costs incurred.

•

Zero Margin – the service provider (seller) earns no margin (that, is the price on the out-of-pocket expenses is fixed) because the arrangements generally state that those expenses are to be billed based on the actual cost incurred.”

The Company would specifically point out the following important characteristics of the Maverick Springs Agreement in the context of the above descriptions in paragraph 6 of EITF 01-14:

•

All costs under the agreement are direct exploration costs (such as drilling costs) and they exclude general and administrative or non-direct costs. As defined in the Maverick Springs Exploration and Development Agreement dated as of June 9, 2003 (the “Maverick Springs Agreement”) among Vista Gold Corp., Vista Nevada Corp. (collectively, the “Company”) and Maverick Silver Inc. (“SSRI”), “Expenditures” means “all cash outlays, expenses, obligations and liabilities of whatever kind or nature, but without duplication, spent or incurred, or deemed incurred hereunder in connection with the exploration and development of the [Maverick Springs] Property.”

U.S. Securities and Exchange Commission

April 13, 2007

Consequently, all outlays that are not related to exploration or development of the Maverick Springs Property are not included in the Expenditures for which SSRI is to reimburse the Company pursuant to the Maverick Springs Agreement.

•

The Company has no latitude for establishing the reimbursement amount for costs incurred. Costs recovered are exactly equal to SSRI’s share of direct costs incurred. SSRI is provided with detailed breakdowns of direct exploration costs incurred as support for such recoveries.

•

There is no mark-up or margin charged to SSRI as part of such cost recoveries. In this context, we note that Section 4.3 of the Maverick Springs Agreement provides that “[t]he Operator [Vista Nevada Corp.] will not charge a management fee or any other fee for carrying out its duties. … All agreements entered into by [Vista Nevada Corp.] as Operator with third parties will be charged to the project at cost.”

It is our conclusion, on balance, that the netting of such recoveries is the appropriate treatment based on the facts and circumstances outlined above.

The Company proposes to add additional disclosure describing the treatment of such cost recoveries in the Company’s accounting policy and the Company undertakes to improve and clarify the accounting policy disclosure in this regard on a prospective basis. The Company anticipates that the revised disclosure in note 2(f) to the financial statements would read as follows:

“The Company is party to mineral property agreements that include provisions requiring the reimbursement by another party of its share of a project’s exploration costs to the Company. Costs reimbursed to the Company relate directly to exploration of the project and do not include any margin or mark-up of direct costs incurred. Accordingly, such reimbursements are netted against mineral property costs incurred by the Company on the related project.”

Thank you for your consideration in this matter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Ms. Mellissa Campbell Duru

Ms. Jill Davis

Ms. Jennifer Goeken